United States Securities and Exchange Commission
Washington, DC  20549
Schedule 13D

Under the Securities Exchange Act of 1934




Syntellect Inc.
(Name of Issuer)


Common Stock, $.01 par value
(Title of class of securities)


87161-L-10-5
(Cusip #)




Danielle Green
UBS PaineWebber
1300 I Street NW Suite 1100 W
Washington, DC  20005
(202) 336-5028
(Name, address, and telephone number of person authorized to receive notices and communications)



August 28, 2001
(Date of event which requires filing)





Cusip Number-	87161-L-10-5						Page 2 of 5

(1) Names of reporting persons---I.R.S. Identification Numbers of Above Persons:

Ralph A. Cusick Jr.


(2) Check the appropriate box if a member of a group

N/A

(3) SEC Use Only

(4) Sources of Funds

PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

N/A

(6) Citizenship or Place of Organization

 	USA

(7) Number of Shares Sole Voting Power

      555,000

(8) Shared Voting Power

 	25,000  (wife, Jacquelin A. Cusick)

      (9)	      Sole Dispositive Power

	555,000

      (10)     Shared Dispositive Power

	 25,000 (wife, Jacquelin A. Cusick)



Schedule 13D


Cusip Number:  87161-L-10-5						Page 3 of 5


(11) Aggregate amount beneficially owned by each reporting person

580,000
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A
(13) Percent of Class Represented by Amount in Row
     5.1% (based on 11,294,000 shares outstanding at July 18, 2001)
(14) Type of Reporting Person
IN


Item 1.		Security and Issuer

	This Schedule 13D relates to shares of Common Stock, $.01 par value, of Syntellect, Inc., a Delaware corporation ("Issuer").
  The principal executive offices of Issuer are located at 15810 North 28th Avenue, Phoenix, Arizona 85023.

Item 2.		Identity and Background

a. Ralph A. Cusick, Jr.

b. 4815 Sumner Drive Bethesda, MD  20816

c. Retired

d. No criminal convictions during the last five years

e. No civil proceedings during the last five years

f. United States Citizen




Schedule 13D



Cusip Number:  87161-L-10-5						Page 4 of 5



Item 3.		Source and amount of funds or other consideration

Purchase was made on August 28, 2001 of 5,000 shares for $6,042 with personal funds.


Item 4.		Purpose of transaction

The purchase of Common Stock on August 28, 2001 was acquired for investment purposes only.

Item 5.		Interest in securities of the issuer

a.	580,000 shares are owned representing 5.1% of the Issuer's issued and outstanding shares
 (based on 11, 294,000 shares outstanding on July 18, 2001)

b.	Ralph A. Cusick, Jr. is the sole beneficial
 owner of the securities identified in subsection
 (a) above, except that he owns 25,000 of those shares of the common stock jointly with his wife.

c.	The following transactions in the Common Stock
 were effected within the 60 days prior to September 17, 2001:

Name		   Date		# of shares	$ per share	Nature

Ralph Cusick      8/28/01	5,000		$1.15		Open market purchase

d.	No other person other than Ralph A. Cusick Jr. has
 the right to receive or the power to direct the receipt of dividends from the shares of common stock held or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

e. Not applicable




Schedule 13D


Cusip Number:  87161-L-10-5						Page 5 or 5






Item 6.	Contracts, arrangements, understandings or
 relationships with respect to securities of issuer

Except as described above there are no contracts, arrangements, understandings or relationships with respect to any securities of Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.		Material to be filed as exhibits

	N/A


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 17, 2001

/s/	Ralph A. Cusick, Jr.

	Ralph A. Cusick, Jr.